EXHIBIT 12.1

AMERICAN CAPITAL, LTD.

Computation of Ratio of Earnings to Fixed Charges

($ in Millions)

(Unaudited)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Net (decrease) increase in net assets resulting from operations	$(3,115)	$700	$895	$365	$281
Income tax provision, including excise tax	91	12	28	13	2

Total (loss) earnings before taxes	$(3,024)	$712	$923	$378	$283

Fixed Charges:
Interest expense	$220	$287	$190	$101	$37
Rent expense interest factor(A)	5	5	3	1	1

Total fixed charges	$225	$292	$193	$102	$38

(Loss) earnings available to cover fixed charges	$(2,799)	$1,004	$1,116	$480	$321

Ratio of earnings to fixed charges	(B )	3.4	5.8	4.7	8.4

A.	Represents a reasonable approximation of the interest factor included in rent expense.
B.	Due to our net loss for the year ended December 31, 2008, the ratio coverage was less than 1:1. We must generate additional earnings of $3,024 to achieve a coverage of 1:1.